December 19, 2005

Mr. R. Reid French, Jr.
3095 Dale Drive
Atlanta, Georgia 30305

Re: Offer of Employment

Dear Mr. French:

Intergraph Corporation is pleased to enter into an amended employment agreement with
you for the position of Executive Vice President and Chief Operating Officer of
Intergraph Corporation. The terms of the Company's agreement ("Agreement") with you
are as follows:

1.   Position and Title

     a.   Executive Vice President and Chief Operating Officer, reporting directly to
the Chief Executive Officer of the Company.

     b.   Full Time, Exempt Employee (FLSA status).

2.   Cash Compensation

     a.   Annual Base Salary - $400,000. Base salary shall be reviewed no less
than annually and the independent members of the Board of Directors (or
a committee of the Board comprised solely of independent directors) may
increase such amount as it may deem advisable. The first salary review
shall be in January 2007. The base salary shall be payable to the
Employee in substantially equal installments in accordance with the
Company's normal payroll practices.

     b.   Targeted and Management by Objective ("MBO") Bonuses. Employee
shall receive an annual MBO target cash bonus opportunity in an amount
not less than 75% of annual salary each calendar year during the term of
this Agreement. The actual cash bonus, if any, shall be determined by the
independent members of the Board of Directors (or a committee of the
Board comprised solely of independent directors) and shall be based upon
achievement of objectives, the success of the Company or such other
factors as such independent directors may, in their sole discretion,
determine.

c.	Stay Bonus. If Employee shall remain employed by the Company (or any successor entity) for six months following the date of a Change in Control (as defined in the Company's employment agreement with R. Halsey Wise), the Company shall pay Employee a stay bonus in an amount equal to one (1) times his then-current annual base salary for the year in which the Change in Control occurs, as well as an amount equal to one half of the Employee's then-current target bonus for such year (collectively, the "Stay Bonus"). If the Company (or any successor entity) terminates Employee following a Change in Control, but prior to the date that is six months following such Change in Control, Employee shall receive a pro rata portion of the Stay Bonus; provided, however, so long as Employee's date of termination occurs more than 5 business days following a Change in Control, the pro rata portion of the Stay Bonus shall not be less than an amount equal to one third (1/3) of the Stay Bonus.

3.	**Stock Grants** -- During the term of this Agreement, the independent members of the Board of Directors (or a committee of the Board comprised solely of independent directors) will consider on an annual basis long-term incentive awards to Employee pursuant to the Company's equity incentive plans.

4.	**Benefits** -- The Employee shall be entitled to participate in all applicable Company employee benefits as may be in effect from time to time. A copy of the Employee Benefits Plan Summary has been separately provided for your review.

5.	**Vacation** -- The Employee shall be entitled to the greater of three (3) weeks paid vacation per year, or as otherwise provided for by the Company's vacation accrual policy.

6.	**Term of Agreement** -- The term of employment under this offer shall be for one (1) year from the date of this Agreement. The terms of this offer shall be extended after the first anniversary date, on a year-to-year basis, unless otherwise terminated in writing by the Company or the Employee not later than 90 days prior to the next anniversary date of the date of this Agreement. However, with varying consequences described in Section 7 below, employment under this offer is subject to early termination under the following circumstances:

a.	Employee may resign with or without Good Reason at any time during the term of this Agreement. "Good Reason" for resignation will include (i) a material reduction in Employee's position, authority, duties or responsibilities, (ii) a reduction in base salary or targeted bonus payable pursuant to Section 2(c) above, (iii) a failure by the Company to require a successor corporation of the Company to honor the terms of this Agreement, (iv) a change in reporting structure whereby Employee no longer reports directly to the Company's Chief Executive Officer, or (v) a resignation by R. Halsey Wise for "Good Reason" as such term is defined in Mr. Wise's employment agreement with the Company. In no event shall Good Reason include death or Disability.

b.   The Company may terminate Employee with or without Cause. "Cause" means (i) the willful and continued failure by Employee to substantially perform his duties after a written demand for substantial performance is delivered by the Company to the Employee that specifically identifies the manner in which the Company believes he has not substantially performed his duties, or (ii) the willful engaging in misconduct which is materially injurious to the Company, monetarily or otherwise.

c.   The term of employment will terminate upon Employee's death or Disability. "Disability" means a physical or mental disability entitling Employee to long-term disability benefits under the Company's long-term disability plan, if any. Absent such a plan, Disability shall mean the inability of Employee, as determined by the CEO or Board, to perform the essential functions of his regular duties and responsibilities, with reasonable accommodation, due to a medically determinable physical or mental illness which has lasted (or can reasonably be expected to last) for a period of 180 consecutive days.

7.   Separation Payments --

a.   Should the Employee be terminated by the Company other than for Cause or Disability, or should the Employee resign for Good Reason, during the term of employment under this Agreement (as such term may be extended in accordance with Section 6 above), the Employee shall receive the following separation benefits:

(i)   The Employee shall be paid accrued base salary through the date of termination plus a separation payment of one (1) times his then-current annual base salary for the year in which the termination occurs, as well as an amount equal to a pro rata portion of the Employee's then-current target bonus for the year in which the date of termination occurs, and any other unpaid benefits to which Employee is otherwise entitled. The Employee shall also receive fully paid-up medical, dental and prescription drug health insurance benefits commensurate with the Company's standard health insurance benefits for one year after the Employee's last date of employment. All Restricted Stock awards pursuant to the Intergraph Corporation 2002 Stock Option Plan and 2004 Equity Incentive Plan shall be treated according to the terms of the applicable Plan and the applicable award agreement.

(ii)   Termination for cause -- No separation payment is due or payable should the Employee be terminated for Cause or Employee resigns without Good Reason. In that event, all Restricted Stock awards pursuant to the Intergraph Corporation 2002 Stock Option Plan and 2004 Equity Incentive Plan shall be treated according to the terms of the applicable Plan and the applicable award agreement.

      (iii)   Death or Disability -- Should the Employee die or become Disabled, Employee or Employee's spouse or heirs shall be entitled to receive all base salary and benefits to be paid or provided to the Employee under this Agreement through the date of termination. All awards pursuant to the Intergraph Corporation 2002 Stock Option Plan and 2004 Equity Incentive Plan shall be treated according to the terms of the applicable Plan and the applicable award agreement.

    b.   All amounts payable under this Section 7 shall be paid to Employee in a lump sum within sixty (60) days from the date of termination; provided, however, in the event the receipt by Employee of amounts payable pursuant to this Agreement within six months of the date of Employee's termination of employment with the Company would cause Employee to incur any penalty under Section 409A of the Internal Revenue Code of 1986, as amended, then such payment of such amounts shall not be due until the date that is six months following Employee's date of termination of employment with the Company.

8.   **Release of Claims** -- As a condition to receiving the severance payment and post-employment health insurance benefits, Employee agrees to sign a release of any employment-law related claims. The release would be signed at the time of termination of employment.

The Proprietary Rights Agreement previously executed by you remains in full force and effect.

9.   **Business Expenses** -- The Employee shall be reimbursed for all reasonable and necessary business expenses incurred by him in connection with his employment (including, without limitation, expenses for travel and entertainment incurred in conducting or promoting business for the Company, which shall include reimbursement for regular travel to and from Huntsville, Alabama and Atlanta, Georgia, and any incremental income taxes incurred by the Employee relating to such travel reimbursement) upon timely submission by the Employee of receipts and other documentation in accordance with the Company's normal expense reimbursement policies.

This Agreement shall be governed by and construed in accordance with the laws of the State of Alabama, without regard to its conflicts of laws provisions; with exclusive venue and jurisdiction within the Circuit Court for Madison County, Alabama or the US District

Court for the Northern District of Alabama, Northeastern Division, for any claims arising under this Agreement.

Please keep this original letter for your records, and return the signed copy in the enclosed prepaid envelope as an expression of your intent to accept the terms of this Agreement.

If you have any questions or desire additional information regarding this offer of employment, please contact me at (256) 730-8993, or Ed Porter at (256) 730-2350.

Sincerely,

/s/ David Vance Lucas_____
David Vance Lucas
Vice President, General Counsel

Amended Offer of Employment to R. Reid French
I accept this Agreement as stated above.

 /s/ R. Reid French_____   December 22, 2005
        Signature   Date